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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ]  Check box if no longer subject to
     Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[ ]  Form 3 Holdings Reported
[X]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

  Brown                              Robert                   G.
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   (Last)                            (First)              (Middle)

  c/o SPAR Group, Inc.
  580 White Plains Road
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                                    (Street)

  Tarrytown                          New York               10591
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   (City)                            (State)                (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

  SPAR Group, Inc. ("SGRP")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

  December, 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

                 Chairman, Chief Executive Officer and President
                 -----------------------------------------------
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person

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

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                         5. Amount of     6. Owner-
                                 2A.                      4. Securities Acquired (A) or     Securities       ship      7. Nature
                    2. Trans-    Deemed      3. Trans-       Disposed of (D)                Beneficially     Form:        of
                       action    Execution      action       (Instr. 3, 4 and 5)            Owned at End     Direct       Indirect
                       Date      Date, if       Code         --------------------------     of Issuer's      (D) or       Benefi-
1.  Title              (Month/   any Month/     (Instr.8)                (A)                Fiscal           Indirect     cial
    of Security        Day/      Day/                                    or                 Year (Instr.     (I)          Ownership
    (Instr. 3)         Year)     Year)                       Amount      (D)    Price       3 and 4)         (Instr.4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par value       11/15/02                    P4             150       A     $2.59                        I            (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par value       11/15/02                    P4           4,500       A     $2.60                        I            (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par value       11/18/02                    P4           4,650       A     $2.60                        I            (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par value                                                                              2,102,250(2)     I           (1)(3)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par value                                                                              6,219,282(2)     D
====================================================================================================================================

*If the form is filed by more than one reporting person see instruction 4(b)(v).

                                                                          (Over)
                                                                 SEC 2270 (3-99)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
            2.                                                                                            Deriv-    of
            Conver-                              5.                             7.                        ative     Deriv-   11.
            sion                                 Number of                      Title and Amount          Secur-    ative    Nature
            or                                   Derivative   6.                of Underlying     8.      ities     Secur-   of
            Exer-                                Securities   Date              Securities        Price   Bene-     ity:     In-
            cise    3.       3A.                 Acquired (A) Exercisable and   (Instr. 3 and 4)  of      ficially  Direct   direct
            Price   Trans-   Deemed      4.      or Disposed  Expiration Date   ----------------  Deriv-  Owned     (D) or   Bene-
1.          of      action   Execution   Trans-  of (D)       (Month/Day/Year)            Amount  ative   at End    In-      ficial
Title of    Deriv-  Date     Date, if    action  (Instr. 3,   ----------------            or      Secur-  of        direct   Owner-
Derivative  ative   (Month/  any         Code    4 and 5)     Date     Expira-            Number  ity     Year      (I)      ship
Security    Secur-  Day/     (Month/Day  (Instr. -----------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Year)    Year)       8)      (A)     (D)  cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Option to                                                                       Stock,
buy Common                                                                      $.01 par
Stock       $1.30                                              (4)    08/02/11  value     95,747(5)                 D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Option to                                                                       Stock,
buy Common                                                                      $.01 par
Stock       $1.30                                              (6)    08/02/11  value    191,493                    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Option to                                                                       Stock,
buy Common                                                                      $.01 par
Stock       $1.43                                              (7)    08/02/11  value    191,493                    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Option to                                                                       Stock,
buy Common                                                                      $.01 par
Stock                                                                           value                     478,733   D
====================================================================================================================================

Explanation of Responses:

(1) Owned as Trustee under Defined Benefit Pension Trust of SP/R, Inc. (f/k/a SPAR/Burgoyne, Inc.), under which the Reporting Person is the sole beneficiary.
(2) Reflects the transfer of an aggregate total of 52,700 shares during the period of November 19, 2002 through December 9, 2002 from the Reporting Person's direct ownership account to Defined Benefit Pension Trust of SP/R, Inc. (f/k/a SPAR/Burgoyne, Inc.), for the sole benefit of the Reporting Person.
(3) Owned as Trustee under Grantor Trust I of Robert G. Brown Dated March 22, 1999, for the benefit of Reporting Person's children.
(4) Owned as Trustee under Grantor Trust II of Robert G. Brown Dated March 22, 1999, for the benefit of Reporting Person's children.
(5)  Vests as to 95,747 shares on August 2, 2003.
(6) 382,986 option shares were granted on August 2, 2001; 287,239.5 shares have vested and been exercised;
(7) All Shares become immediately vested and exercisable when the fair market value of shares is $10.00.

(8) Shares are eligible to vest in five equal vesting periods through each of December 31, 2001, 2002, 2003, 2004 and 2005. For each period, Twenty percent of the options may become vested and exercisable if the fair market value of the shares equals at least $10.00 at some time such during period. On January 1, 2006 through August 2, 2006, all options which did not vest during the earlier vesting periods will become immediately exercisable if the fair market value of the shares, at any time during this seven month period, equals no less than $10.00.



/s/ Robert G. Brown                                                 2/13/03
-------------------------------------------                    -----------------
**Signature of Reporting Person                                       Date


*   If the form is filed by more than one  Reporting  Person,  see  Instruction
    4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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